SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                    COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
                      CNPJ/MF (TAX ID): 02.808.708/0001-07
                              NIRE: 35.300.157.770
                              Publicly-Held Company

            NOTICE OF ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETINGS

Notice is hereby given to the  shareholders of Companhia de Bebidas das Américas
- AmBev ("Company") that the Annual and Extraordinary Shareholders' Meeting will be held on April 25th,  2003, at 3:00 P.M at the Company's  headquarters  at Rua
Renato  Paes de Barros,  1017 - 4th floor,  suites 41 and 42 of  Corporate  Park
Building,  Itaim Bibi,  City and State of São Paulo.  The Meetings  will be held successively, to discuss the following AGENDA:

                        (a) ANNUAL SHAREHOLDERS' MEETING:

(i)  to  receive  the  Company's  fiscal  year 2002  financial  statements  from management, to be examined, discussed and voted

(ii) to deliberate  on the  allocation of net income for the year, as well as to ratify the distribution of dividends  approved by the Board of Directors at meetings held on September 26, 2002 and February 6th, 2003;

(iii)to ratify the  compensation  paid to the  Company's  management in the year
     2002 and to determine the global  remuneration of the Company's  management for the fiscal year 2003;

                       (a) SPECIAL SHAREHOLDERS' MEETING:

(i)  to  approve  the  Company's  capital  increase  to  comply  with the  Stock
     Ownership Plan for  executives  and  employees,  as approved at the Special
     Shareholders' Meeting on September 14th, 2000;

(ii) to approve the  cancellation of the Company's  common and preferred  shares held in treasury, without a capital decrease;

(iii)to change the main clause of article 5 of the Company's by-laws,  regarding capital  stock and its  division  into  shares,  to reflect  the  decisions referred to in items (b)(i) and (b)(ii) above:

(iv) to approve the consolidation of the Company's by-laws.

General Information:

-    The following  documents are  available for  shareholders  at the Company's headquarters: (i) 2002 Annual Report; (ii) 2002 financial statements; (iii)
     Independent  Auditors Report;  (iv) Fiscal Committee Report, made available since February 19th, 2003;

-    Proxies  for  representation  at the  shareholders'  meetings  that are the object of this notice must be delivered to the  Company's  headquarters  at least three (3) business days prior to the meetings;

-    Shareholders  who participate in the Custody Service of the São Paulo Stock
     Exchange that wish to participate in these meetings must submit a statement containing  their  respective  share  position,  issued by the  appropriate agency, at least forty-eight (48) hours prior to the meetings.

                           São Paulo, March 24th, 2003

               Marcel Herrmann Telles / Victório Carlos De Marchi
                      Co-Chairmen of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.